For period ended 12-31-17
Registrant Name: American Beacon Funds
File Number: 811-4984


Item 77.M    Mergers

The information below details the registrant as the surviving corporation of a merger with another registered investment company.

(a)	The name of each such other registered
company:
American Beacon Bridgeway Large Cap Growth II
Fund, a series of the American Beacon Funds

(b)	Circumstances and details of the merger or
consolidation, including the date and terms thereof, any action taken by the board of directors or shareholders approving or ratifying the merger or consolidation. At a Special Telephonic Board Meeting held on September 20, 2017, the Board of Trustees
(Board or Trustees) of the American Beacon Funds ( the
Trust), including a majority of the Independent Trustees, determined that the adoption by the Trust, on behalf of the American Beacon Bridgeway Large Cap Growth
Fund (the New Fund), of the Agreement and Plan of
Reorganization (the Plan) with the Bridgeway Large Cap
Growth II Fund (the Old Fund), was in the best interests of the New Fund and the shareholders of the New Fund.
The Plan was approved by a majority of the shareholders of the Old Fund on December 14, 2017. Pursuant to the
Plan, the Old Fund reorganized into the New Fund.
Following shareholder approval of the Plan, the Old
Fund transferred all of its assets to the New Fund in exchange solely for shares of beneficial interest in the New Fund and New Funds assumption of all the Old
Funds liabilities. The shares of the New Fund received by the Old Fund were distributed pro rata to the Old
Funds shareholders of record as of the date of the Reorganization and the Old Fund was liquidated. The shareholders of the Old Fund received the same class of shares with the same aggregate value of the New Fund that they held in the Old Fund immediately prior to the Reorganization.